Exhibit 10(h)(8)

401(k) Plan
Page 1 of 2

CLECO POWER LLC
401(k) SAVINGS AND INVESTMENT PLAN
(As Amended and Restated Effective October 1, 2005)

AMENDMENT NUMBER 1

WHEREAS, Central Louisiana Electric Company, Inc. (now known as Cleco Power LLC), originally adopted the Central Louisiana Electric Company 401(k) Savings and Investment Plan, effective as of January 1, 1985, which plan is now known as the Cleco Power LLC 401(k) Savings and Investment Plan (the "Plan"); and

WHEREAS, the Plan most recently was amended and restated effective October 1, 2005; and

WHEREAS, Cleco Power LLC desires to amend the Plan to (a) clarify the record date (Cleco Corporation common stock) to be used as the cut-off date by which plan participants must make their election to change the distribution of their current dividend payments; (b) extend the initial election period for the February 2006 dividend payment; (c) allow for Hurricane Katrina distributions made from August 29, 2005 through March 31, 2006; and (d) allow for the repayment of such distributions as rollover contributions to the Plan.

NOW, THEREFORE, the Plan hereby is amended in the following respects:

1.   Dividend Payment Choice Changes. Effective as of January 1, 2006, the second to last paragraph of Plan Section 8.1(d) is amended to read as follows:

> The Committee will allow Participants to make or change their dividend payment choices at least annually. A Participant's dividend payment choice will continue to apply to future dividends until the Participant changes his choice. The entity the Committee designates must receive a Participant's initial dividend payment choice or request for a change in the Participant's dividend payment choice on or before the record date for Cleco Corporation common stock for any given dividend payment in order for the request to be effective for that dividend. However, if the record date for a dividend fell in February 2006, the entity the Committee designates must receive a Participant's initial dividend payment choice or request for a change in the Participant's dividend payment choice on or before March 24, 2006, in order for the request to be effective for that dividend. A Participant will be deemed to have chosen option (1) above if the Participant has no dividend payment designation in place on the record date with respect to a dividend. For Participants who choose option (2) above, the distribution will be paid to the Plan and the Plan will distribute the dividend to the Participant.

2. **Hurricane Katrina Distributions.** Effective August 28, 2005, a new Section 7.4A is added to the Plan to read as follows.

7.4A   Hurricane Katrina Distributions:

(a)   Distributions. Notwithstanding the foregoing, the Plan shall permit a Participant whose principal place of abode on August 28, 2005, was located in the Hurricane Katrina Disaster Area and who sustained an economic loss by reason of Hurricane Katrina to take a "**Hurricane Katrina Distribution**" on or after August 29, 2005, and before March 31, 2006. Hurricane Katrina Distributions shall be limited to $100,000 in the aggregate (regardless of whether received in one or more taxable years) and may be taken from any Account of the Participant other than the Participant's Employer Matching Contribution Account. The term "**Hurricane Katrina Disaster Area**" means the area with respect to which the President declared a major disaster before September 14, 2005 under Section 401 of the Robert T. Stafford Disaster Relief and Emergency Assistance Act by reason of Hurricane Katrina.

(b)   Recontributions. At any time during the three years beginning on the day after the date the Participant received a Hurricane Katrina Distribution, the Participant may contribute to the Plan all or part of such Hurricane Katrina Distribution. Any such recontribution shall be treated as a timely Rollover Contribution pursuant to Plan Section 5.3(e).

IN WITNESS WHEREOF, Cleco Power LLC has executed this amendment this   18th   day of <u>December,</u> 2006.

CLECO POWER LLC

By: /s/ Kathleen F. Nolen
        Kathleen F. Nolen
        Senior Vice President and CFO